                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________

                                  FORM 12b-25

                                                Commission File Number 000-22647
                                                --------------------------------

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

       For Period Ended: March 31, 1999

[  ]  Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on  Form 11-K

   For the Transition Period Ended:
                                   ------------------------------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART 1
                            REGISTRANT INFORMATION

Full name of registrant: Peritus Software Services, Inc.
Former name if applicable: Not applicable.
Address of principal executive office (Street and number): Two Federal Street City, state and zip code: Billerica, Massachusetts 01821-3540

                                    PART II
                            RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |   (a)   The reasons described in reasonable detail in Part III of this
    |         form could not be eliminated without unreasonable effort or
    |         expense;
    |   (b)   The subject annual report, semi-annual report transition report on
    |         Form 10-Q the 15th calendar day following the prescribed due date;
[X] |         or the subject quarterly report or transition report on Form 10-Q,
    |         or portion thereof will be filed on or before the fifth calendar
    |         day following the prescribed due date; and
    |   (c)   The accountant's statement or other exhibit required by
    |         Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Because of internal resource constraints, Peritus Software Services, Inc. (the "Registrant") requires additional time to review and prepare its first quarter results with its outside auditors and the Registrant could not file its Form 10-Q within the prescribed time period.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: John D. Giordano, President, Chief Executive Officer and Chief Financial Officer, 978-670-0800, ext. 2114.

     (2) Have all other periodic reports required under Section 13 or 15(d) for the Securities Exchange Act of 193 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in its Form 10-Q for the period ended March 31, 1999 as set forth in its press release dated March 29, 1999, a copy of which is attached hereto as Exhibit A.

                        PERITUS SOFTWARE SERVICES, INC.
                        ------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  May 14, 1999          By: /s/ John D. Giordano
                                  --------------------
                                    Name:  John D. Giordano
                                    Title:  President, Chief Executive Officer
                                    and Chief Financial Officer

                                                                       Exhibit A
                                                                       ---------
Peritus Software Services, Inc.
                                    For Immediate Release

        PERITUS SOFTWARE SERVICES, INC. ANTICIPATES LOSS FOR THE FIRST
                                QUARTER OF 1999


BILLERICA, MA. - March 29, 1999 - Peritus Software Services, Inc.
(OTC: PTUS), a provider of solutions for software maintenance, today announced that it anticipates a net loss for the quarter ending March 31, 1999. Based on information available to date, the Company anticipates a net loss of between $2
million and $2.5 million.   The Company reported that a significant license
transaction that it was expecting to close in the quarter has been delayed indefinitely.

As previously reported, the Company's ability to continue to finance its operations is dependent upon achieving a cash flow breakeven position and/or obtaining additional sources of financing. The anticipated net loss in the first quarter will significantly erode the Company's cash balances and jeopardize its ability to continue as a going concern. The Company does not believe that it will be able to achieve a cash flow breakeven position in the future and the Company's Board of Directors is considering various alternatives. With the exception of personnel required for delivery of customer obligations, the Company anticipates that it will significantly reduce its workforce within the next several weeks.

                                 About Peritus

Founded in 1991, Peritus Software Services, Inc. is a provider of software maintenance outsourcing services. The Peritus Software Asset Maintenance (SAM) offerings enable organizations to transform the maintenance process into an efficient, cost-effective discipline that boosts productivity and performance. SAM offerings include customized services for software providers, information systems organizations, and Year 2000 renovations. Peritus is headquartered in Billerica, MA. For more information, see the Peritus web site at http://www.peritus.com.

This press release may contain certain forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such statements. Certain factors that could cause actual results to differ materially from those discussed in such forward-looking statements include the risks described in the Company's

Annual Report on Form 10-K for the year ended December 31, 1997, the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and other public filings made by Peritus with the Securities and Exchange Commission, which factors are incorporated herein by reference.

Contact:   John Giordano
           Chief Financial Officer
           Peritus Software Services, Inc.
           978-670-0800
           Fax: 978-670-2060
           Internet: jgiordano@peritus.com
                     ---------------------

Peritus is a registered trademark and Software Asset Maintenance is a service mark of Peritus Software Services, Inc.